SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number : 000-28389

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

The Savings Bank of Manchester Savings Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Connecticut Bancshares, Inc.
923 Main Street
Manchester, Connecticut 06040

REQUIRED INFORMATION

Item 1-3. The Savings Bank of Manchester Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of Deloitte & Touche LLP

The Plan financial statements filed herewith have been audited by Deloitte & Touche LLP for the 2001 Plan year only. Arthur Anderson LLP audited the Plan financial statements for the 2000 Plan year. Pursuant to Rule 437(a) of the Securities Act of 1933, Connecticut Bancshares Inc. has not filed herewith a written consent of Arthur Anderson LLP as required by Section 7 of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2002

The Savings Bank of Manchester Savings Plan

By: Joyce Trainer

Joyce Trainer
Plan Administrator

00210627.WPD

CONSENT OF DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte & Touche

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-50878 on Form S-8, No. 333-34080 on Form S-8, and No. 333-90865 on Form S-1 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of The Savings Bank of Manchester Savings Plan for the year ended December 31, 2001.

Deloitte + Touche LLP

June 28, 2002

Deloitte
Touche
Tohmatsu

FINANCIAL STATEMENTS

Deloitte & Touche

The Savings Bank of Manchester Savings Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2001 and 2000
Supplemental Schedule
Year Ended December 31, 2001

Deloitte
Touche
Tohmatsu

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees of
The Savings Bank of Manchester Savings Plan
Manchester, Connecticut

We have audited the accompanying statement of net assets available for benefits of The Savings Bank of Manchester Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte + Touche LLP

June 21, 2002

ANDERSEN

Report of Independent Public Accountants

To the Trustee of
The Savings Bank of Manchester Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Savings Bank of Manchester Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Hartford, Connecticut
May 4, 2001

This is a copy of a report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Form 11-K Registration Statement.

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments:		
Employer Stock Fund	$ 7,980,800	$ 5,468,730
The Savings Bank of Manchester:		
401(k) Investment Account	3,329,855	2,815,127
Massachusetts Financial Services Company		
Trust Accounts:		
Capital Growth Fund	2,360,334	3,330,347
Emerging Growth Fund	1,163,253	1,388,229
Total Return Fund	1,500,405	1,077,829
Limited Maturity Fund	212,725	90,938
Global Asset Allocation Fund	-	307,598
Frank Russell Investment Company Accounts:		
Balanced Fund	295,420	-
Aggressive Fund	20,642	-
Moderate Fund	471	-
The American Funds Group Accounts:		
Fundamental Investment Fund	229,420	-
EuroPacific Growth Fund	94,325	-
Bond Fund of America	46,003	-
Alliance Growth and Income Fund	795,311	-
Fidelity Advisor Midcap Growth Fund	48,917	-
Eaton Vance Small Company Growth Fund	22,618	-
Participant loans	17,476	-
Total investments	18,117,975	14,478,798
Contributions receivable	114,990	-
Dividends receivable	40,135	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 18,273,100	$ 14,478,798

See notes to financial statements.

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Contributions:		
Participant	$ 1,144,769	$ 1,044,397
Employer	388,895	335,918
Total contributions	1,533,664	1,380,315
Net appreciation in fair value of investments	1,252,686	1,700,513
Interest income	158,082	157,322
Dividends	128,685	219,976
Plan transfers	1,437,756	-
Total additions	4,510,873	3,458,126
DEDUCTIONS:		
Benefit payments	716,571	525,873
NET INCREASE IN NET ASSETS	3,794,302	2,932,253
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	14,478,798	11,546,545
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 18,273,100	$ 14,478,798

See notes to financial statements.

THE SAVINGS BANK OF MANCHESTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

General - The Savings Bank of Manchester Savings Plan (the "Plan") is a defined contribution plan covering employees of The Savings Bank of Manchester (the "Bank"). Effective January 1, 1999, the Bank amended the Plan to redefine the "Bank" to include The Savings Bank of Manchester and The Savings Bank of Manchester Mortgage Company, Inc. The Plan became effective as of January 1, 1985, and the assets in the Bank's former Employees' Thrift Incentive Plan were transferred into the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On August 31, 2001, the Bank merged with First Federal Savings and Loan Association of East Hartford. As a result of the merger, the assets of the First Federal employee's Savings Plan of $1,437,756 were transferred into the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility - For plan years after 1991, all employees are eligible to participate on the first eligibility date, as defined, on which the individual has been employed by the Bank for six months. Prior to 1992, employees were eligible to participate on the first eligibility date, as defined, on which the individual was employed by the Bank for twelve months.

Plan Administration - The Plan is administered by the Bank. Eastern Bank and Trust is the Plan's trustee. The Plan's trustee invests funds in the Employer Stock fund, the 401(k) Investment Account, Massachusetts Financial Services Company ("MFS") Trust Accounts, Frank Russell Investment Company Accounts, The American Funds Group Accounts and in Alliance, Fidelity and Eaton Vance funds, based on participant elections.

Participant Contributions - A participant may make periodic pre-tax contributions to the Plan subject to certain limitations under the Internal Revenue Code. Participants also may make voluntary contributions from their after-tax income, subject to certain limitations.

Bank Contributions - The Bank may make matching contributions and/or profit-sharing contributions to the Plan in amounts determined by its Board of Directors. The Board of Directors determined the matching contribution to be 50% of the first 6% of a participant's pre-tax contribution in 2001 and 2000. Bank contributions are made annually on December 31 for eligible participants who have met the requirements for such allocations under the Plan for the current year.

Vesting - Participants are 100% vested in their elective, matching, profit-sharing, voluntary and rollover contributions and the earnings thereon.

Withdrawals - A participant's voluntary contribution transferred from the Employees' Thrift Incentive Plan to the Plan on his or her behalf can be withdrawn for any reason; however, withdrawals may be subject to early withdrawal penalties. For all other amounts contributed to the Plan, withdrawals can be made only under certain circumstances. After reaching age 59-1/2, a participant may withdraw all or a portion of his or her deferral contribution or regular account for any reason. Prior to reaching age 59-1/2, elective contributions may be withdrawn from a participant's deferral contributions account in the event of hardship, provided that the participant has first received from the Plan all amounts which are available to the participant from voluntary and rollover contributions accounts.

Benefits - The Plan provides for a participant, in the event of death, disability, termination or retirement, to receive his or her entire interest in all accounts.

Plan Termination - Although it has not expressed any intent to do so, the Bank has the right under the Plan, by action of its Board of Directors, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination and after payment of all expenses, Plan participants are entitled to receive their respective share of the Plan's net assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements and supplemental schedule have been prepared under the accrual method of accounting.

Investment Valuation - The shares of the Employer Stock Fund are valued at market as determined by the quoted market price of Connecticut Bancshares, Inc.'s common stock as of the last business day of the calendar year.

Investment accounts are recorded at fair value as of December 31, 2001 and 2000.

Net Unrealized Appreciation in Fair Value of Investments - The difference between the market value of Plan assets at the beginning of the Plan year, or at the time of purchase during the year, and the market value of investments at the end of the Plan year, is recorded as net unrealized appreciation in fair value of investments in the accompanying financial statements.

Administrative Expenses - All administrative expenses of the Plan are paid by the Bank, and therefore are not reflected in the accompanying financial statements. For the years ended December 31, 2001 and 2000, expenses paid by the Bank on behalf of the Plan were approximately $24,000 and $49,000, respectively.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions, transfers and deductions during the reporting period. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and restated. However, the Plan Administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4. INVESTMENTS

Contributions are initially deposited in the 401(k) Investment Account. Participants then direct the amounts to the various investment funds available.

A brief description of the investment options are as follows. For the Employer Stock Fund, MFS accounts, Russell Balanced accounts, American Funds accounts, Alliance fund, Fidelity fund and Eaton Vance fund, participants should refer to the prospectus for a more complete description.

Employer Stock Fund - This investment option seeks to provide capital appreciation and current income through investment in the common stock of Connecticut Bancshares, Inc.

401(k) Investment Account - This fund is a variable interest rate deposit account held at the Bank. The interest rate was 5.25% and 6.24% at December 31, 2001 and 2000.

MFS Capital Growth Fund - This fund is a diversified series of MFS Series Trust II, an open-end management investment company. The fund invests in a combination of equity and fixed income securities. The investment objective is to obtain above-average income consistent with prudent employment of capital.

MFS Emerging Growth Fund - This fund is a diversified series of the MFS Series Trust II, an open-end management investment company. The fund invests to a significant extent in common stock and related securities of emerging growth companies. The investment objective is to provide long-term capital growth.

MFS Total Return Fund - This fund is a diversified series of the MFS Series Trust V, an open-end management investment company. The fund invests in a combination of equity and fixed income securities. The investment objective is to provide above-average income consistent with the prudent employment of capital.

MFS Global Asset Allocation Fund - This fund is a diversified series of the MFS Series Trust I, an open-end management investment company. The investment objective is to seek total return over the long-term through investments in equity and fixed income securities.

MFS Limited Maturity Fund - This fund is a diversified series of the MFS Series Trust IX, an open-end management investment company. The fund invests all assets in U.S. Government obligations, investment-grade corporate debt securities and cash equivalents. The investment objective is to provide current income consistent with the preservation of capital.

Frank Russell Investment Company (Russell) Balanced Fund - This fund is a diversified series of the Russell Frank Lifepoint, a management investment company. The fund invests in a combination of equities and fixed income securities. The investment objective is to seek a moderate level of current income and over time above-average capital appreciation.

Russell Aggressive Fund - This fund is a diversified series of the Russell Frank Lifepoint, a management investment company. The fund invests primarily in equities and some fixed income securities. The investment objective is to seek high, long-term capital appreciation with low current income, while recognizing the possibility of substantial fluctuations in year-to-year market values.

Russell Moderate Fund - This fund is a diversified series of the Russell Frank Lifepoint, a management investment company. The fund invests in a combination of equities and fixed income securities. The investment objective is to seek moderate long-term capital appreciation with high current income, while recognizing the possibility of moderate fluctuations in year-to-year market values.

American Funds Fundamental Investment Fund - This fund is a diversified series of the AF Class A Shares, a management investment company. The Fund invests primarily in stocks of issuers located in Europe and the Pacific Basin. The investment objective is to provide long-term growth of capital.

American Funds EuroPacific Growth Fund - This fund is a diversified series of the AF Class A Shares, a management investment company. The fund invests primarily in stocks of issuers located in Europe and the Pacific Basin. The investment objective is to provide long-term growth of capital.

American Funds Bond Fund of America - This fund is a diversified series of the AF Class A Shares, a management investment company. The fund invests a majority of its assets in bonds and debt securities rated A and above. The investment objective is to provide a high level of current income as is consistent with the preservation of capital.

Alliance Growth and Income Fund - This fund is a diversified series of the Alliance Capital Total Return Fund, a management investment company. The fund invests primarily in dividend-paying common stocks of good quality. The investment objective is to provide income and capital appreciation.

Fidelity Advisor Midcap Growth Fund - This fund is a diversified series of the Fidelity Advisor Series I, a management investment company. The fund invests primarily in common stocks. The investment objective is to seek long-term capital growth.

Eaton Vance Small Company Growth Fund - This fund is a diversified series of the Eaton Vance Domestic Equity, a management investment company. The fund invests primarily in common stocks of small companies. The investment objective is to seek long-term capital appreciation.

As of December 31, 2001 and 2000, the fair market value of individual investment holdings representing five percent or more of the Plan's net assets were:

	2001	**2000**
Employer Stock Fund	$7,980,800	$5,468,730
The Savings Bank of Manchester 401(k) Investment Account	3,329,855	2,815,127
Massachusetts Financial Services Company Trust Accounts:		
Capital Growth Fund	2,360,334	3,330,347
Total Return Fund	1,500,405	1,077,829
Emerging Growth Fund	1,163,253	1,388,229

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Connecticut Bancshares, Inc. and a variable interest rate deposit account held at the Bank. At December 31, 2001 and 2000, the plan held 308,735 and 299,654 shares of the Connecticut Bancshares, Inc. common stock.

6. RECONCILIATION TO FORM 5500

The following table reconciles net assets available for benefits and benefit payments to participants per the financial statements to the Form 5500 as filed by the Bank for the years ended December 31, 2001 and 2000:

	2001		
	Benefits Payable	Benefits Paid	Net Assets
Per financial statements	$ -	$ 716,571	$ 18,273,100
Amounts allocated to withdrawing participants	39,669	39,669	(39,669)
Per Form 5500	$ 39,669	$ 756,240	$ 18,233,431

	2000		
	Benefits Payable	Benefits Paid	Net Assets
Per financial statements	$ -	$ 525,873	$ 14,478,798
Amounts allocated to withdrawing participants	-	(36,246)	-
Per Form 5500	$ -	$ 489,627	$ 14,478,798

* * * * * *

EIN 06-0523880
Plan 003

THE SAVINGS BANK OF MANCHESTERS SAVINGS PLAN

SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS HELD DECEMBER 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Employer Stock Fund	Common Stock, par value $0.01	$ 7,980,800
*	The Savings Bank of Manchester	401(k) Investment Account	3,329,855
	Massachusetts Financial Services Company	Capital Growth Fund	2,360,334
		Total Return Fund	1,500,405
		Emerging Growth Fund	1,163,253
		Limited Maturity Fund	212,725
	Eaton Vance Management	Small Company Growth Fund	22,618
	Frank Russell Investment Company	Balanced Fund	295,420
		Aggressive Fund	20,642
		Moderate Fund	471
	The American Fund Group	Fundamental Investment Fund	229,420
		EuroPacific Growth Fund	94,325
		Bond Fund of America	46,003
	Alliance Capital	Alliance Growth and Income Fund	795,311
	Fidelity Investment Institutional Services Company	Midcap Growth Fund	48,917
	Loans to Participants	4 loans bearing interest of 9.00% and maturing between 2003 and 2006	17,476
			$18,117,975

* Indicates a party-in interest